SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-1

STATEMENT OF ELIGIBILITY

UNDER THE TRUST INDENTURE ACT OF 1939 OF A

CORPORATION DESIGNATED TO ACT AS TRUSTEE

☒	CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY OF A TRUSTEE PURSUANT TO SECTION 305(b)(2)

WELLS FARGO BANK, NATIONAL ASSOCIATION

(Exact name of trustee as specified in its charter)

A National Banking Association	94-1347393
(Jurisdiction of incorporation or organization if not a U.S. national bank)	(I.R.S. Employer Identification No.)

101 North Phillips Avenue
Sioux Falls, South Dakota	57104
(Address of principal executive offices)	(Zip code)

Wells Fargo & Company

Law Department, Trust Section

MAC N9305-175

Sixth Street and Marquette Avenue, 17th Floor

Minneapolis, Minnesota 55479

(612) 667-4608

(Name, address and telephone number of agent for service)

BRIGGS & STRATTON CORPORATION

(Exact name of obligor as specified in its charter)

Wisconsin	39-0182330
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

12301 West Wirth Street
Wauwatosa, Wisconsin	53222
(Address of principal executive offices)	(Zip code)

Debt Securities

and related Guarantees

(Title of the indenture securities)

GUARANTOR

Exact Name of Obligor as Specified in its Charter	State or Other Jurisdiction of Incorporation or Organization	I.R.S. Employer Identification Number	Address of Principal Executive Offices

Briggs & Stratton Power Products Group, LLC	Delaware	39-1932782	12301 West Wirth Street, Wauwatosa, Wisconsin, 53222

Item 1. General Information. Furnish the following information as to the trustee:

(a)	Name and address of each examining or supervising authority to which it is subject.

Comptroller of the Currency

Treasury Department

Washington, D.C.

Federal Deposit Insurance Corporation

Washington, D.C.

Federal Reserve Bank of San Francisco

San Francisco, California 94120

(b)	Whether it is authorized to exercise corporate trust powers.

The trustee is authorized to exercise corporate trust powers.

Item 2. Affiliations with Obligor. If the obligor is an affiliate of the trustee, describe each such affiliation.

None with respect to the trustee.

No responses are included for Items 3-14 of this Form T-1 because the obligor is not in default as provided under Item 13.

Item 15. Foreign Trustee.             Not applicable.

Item 16. List of Exhibits.              List below all exhibits filed as a part of this Statement of Eligibility.

Exhibit 1.	A copy of the Articles of Association of the trustee now in effect.*

Exhibit 2.	A copy of the Comptroller of the Currency Certificate of Corporate Existence and Fiduciary Powers for Wells Fargo Bank, National Association, dated February 4, 2004.**

Exhibit 3.	See Exhibit 2

Exhibit 4.	Copy of By-laws of the trustee as now in effect.***

Exhibit 5.	Not applicable.

Exhibit 6.	The consent of the trustee required by Section 321(b) of the Act.

Exhibit 7.	A copy of the latest report of condition of the trustee published pursuant to law or the requirements of its supervising or examining authority.

Exhibit 8.	Not applicable.

Exhibit 9.	Not applicable.

*	Incorporated by reference to the exhibit of the same number to the trustee’s Form T-1 filed as exhibit 25 to the Form S-4 dated December 30, 2005 of file number 333-130784-06.
**	Incorporated by reference to the exhibit of the same number to the trustee’s Form T-1 filed as exhibit 25 to the Form T-3 dated March 3, 2004 of file number 022-28721.
***	Incorporated by reference to the exhibit of the same number to the trustee’s Form T-1 filed as exhibit 25 to the Form S-4 dated May 26, 2005 of file number 333-125274.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the trustee, Wells Fargo Bank, National Association, a national banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Chicago and State of Illinois on the 13th day of December 2010.

WELLS FARGO BANK, NATIONAL ASSOCIATION

/s/ Gregory S. Clarke
Gregory S. Clarke Vice President